[Letterhead of Sutherland Asbill & Brennan LLP]
March 17, 2010
VIA EDGAR
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. Revised Preliminary Proxy Statement on Schedule 14A filed February 22, 2010 File No. 1-33901
Dear Mr. Minore:
     On behalf of Fifth Street Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 2, 2010 with respect to the Company’s revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on February 22, 2010. The Staff’s comment is set forth below and is followed by the Company’s response. The revision referenced in the Company’s response has been included in the Company’s definitive proxy statement on Schedule 14A (File No. 1-33901) (the “Definitive Proxy Statement”), filed concurrently herewith.
1.	Please disclose in an appropriate place in the Definitive Proxy Statement the significant deficiency that was referenced in the Company’s Quarterly Report on Form 10-Q filed on February 9, 2010 (the “Significant Deficiency”). Please confirm that no restatement was required as a result of the Significant Deficiency and that the Significant Deficiency has been remediated.

The Company has disclosed the Significant Deficiency in the Definitive Proxy Statement. See page 15 of the Definitive Proxy Statement. The Company confirms that no restatement was required as a result of the Significant Deficiency and that the Company believes that the Significant Deficiency has been remediated.
*   *   *

Dominic Minore, Esq.
March 17, 2010

     The Company hereby acknowledges that the adequacy and accuracy of the disclosure in the Definitive Proxy Statement is the responsibility of the Company. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy Statement. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.
Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas